UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

JAKKS Pacific, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

47012E106

(CUSIP Number)

Yun Jiang

c/o Hong Kong Meisheng Cultural Company Limited

Room 1204, Mongkok Commercial Centre 16 Argyle Street, Mongkok, Kowloon, Hong Kong

p. +86-0571-28231135

With a copy to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre SouthTower, Suite 823, 8th Floor, No. 1 Guang Hua Road, Chaoyang District, Beijing, 100871	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2018

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 47012E106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hong Kong Meisheng Cultural Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong, China

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,239,538

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,239,538

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,239,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 47012E106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meisheng Cultural and Creative Corp., Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

PRC

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,239,538

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,239,538

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,239,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.	TYPE OF REPORTING PERSON

CO

This Amendment No. 3 to Schedule 13D is filed by Meisheng Cultural and Creative Corp., Ltd., a PRC company listed on Shenzhen Stock Exchange (“Meisheng”) and its wholly owned subsidiary, Hong Kong Meisheng Cultural Company Limited, a Hong Kong corporation (“Hongkong Meisheng” and together with Meisheng, the “'Reporting Persons”) and supplements and amends the Statement on Schedule 13D filed on February 10, 2017, as well as Amendment Number 1 to that Schedule 13D filed on March 16, 2017, and Amendment Number 2 to that Schedule 13D filed on May 3, 2017 with respect to the Common Stock, par value $0.001 per share (“Shares”) of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”).

Responses to each item of this Amendment No. 3 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 3. Source and Amount of Funds.

On January 25, 2018, Hongkong Meisheng submitted to the Board of Directors of the Issuer a non-binding letter of intent (the “LOI”), under which Hongkong Meisheng proposed that the Issuer issue to Hongkong Meisheng that number of shares of the Issuer’s Common Stock (the “Shares”) that when aggregated with the shares already beneficially owned by the Reporting Persons would result in Hongkong Meisheng beneficially owning 51.0% of the outstanding class. The proposed purchase price was US$2.95 per share. The Issuer would also deliver to Hongkong Meisheng warrants to purchase at the purchase price additional shares in an amount to maintain its 51.0% ownership position in the event the Issuer issues additional shares pursuant to conversion of outstanding convertible notes. Hongkong Meisheng would also be entitled to purchase a pro rata portion of any future offerings. Hongkong Meisheng intends to fund the Transaction through a combination of the Reporting Persons’ existing cash on hand and/or other financing sources (to the extent required for the restructuring or refinancing of the Issuer’s outstanding convertible senior notes).

Item 4. Purpose of Transaction.

Hongkong Meisheng intends to acquire the Shares as part of a plan of financial consolidation and to increase its shareholder voting rights to 51%, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity. The Issuer is one of the largest customers of the Reporting Persons and the Reporting Persons and the Issuer have two joint ventures in Hong Kong, China.

The Reporting Persons expect to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by it.

The LOI proposes that Hongkong Meisheng would be entitled to appoint a number of directors and members of the committees of the board of the Issuer commensurate with its ownership on the closing date. Xiaoqiang Zhao, Executive Director of Hongkong Meisheng and Chairman of the Board of Meisheng currently serves on the Issuer’s board of directors.

There is no assurance that the Issuer and Hongkong Meisheng will reach an agreement with respect to the proposals contained in the LOI. Hongkong Meisheng intends to enter into discussions with members of the Issuer’s management and Board of Directors and may propose or consider alternative terms for the purchase of the Shares.

Except as set forth above and in connection with the Equity Purchase Agreement and the Registration Rights Agreement, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 5,239,538 Shares, or 19.4% of the issued and outstanding Shares of the Issuer, based upon 26,987,430 shares of Common Stock issued and outstanding as of January 3, 2018, according to the Amendment No. 1 to Form S-3 filed by the Issuer on January 4, 2018.

(b) The Reporting Persons have the shared power to vote or direct the vote of 5,239,538 Shares to which this filing relates; and have the shared power to dispose or direct the disposition of 5,239,538 Shares to which this filing relates.

(c) None of the Reporting Persons nor the persons listed in Appendix A of the Initial Schedule 13D has effected such transactions in Issuer common stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Inapplicable

Item 7. Exhibits

See the Exhibit Index below, which is incorporated by reference herein.

EXHIBIT INDEX

99.1 Letter of Intent, dated January 25, 2018, from Hong Kong Meisheng Cultural Company Limited to the Board of Directors of Jakks Pacific, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2018	HONG KONG MEISHENG CULTURAL COMPANY LIMITED

	By:	/s/ Xiaoqiang Zhao
Xiaoqiang Zhao, its Executive Director

MEISHENG CULTURAL AND CREATIVE CORP., LTD

	By:	/s/ Xiaoqiang Zhao
Xiaoqiang Zhao, its Director

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).